

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

November 29, 2010

Mr. Francis J. Fitzpatrick
Chief Financial Officer
Balchem Corporation
52 Sunrise Park Road
New Hampton, New York 10958

      **Re: Form 10-K for the Fiscal Year Ended December 31, 2009
          Form 10-Q for the Period Ended September 30, 2010
            File No. 1-13648**

Dear Mr. Fitzpatrick:

      We have completed our review of your filings and do not have any further comments at this time.

                  Sincerely,

                  Rufus Decker
                  Accounting Branch Chief